Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Rodman & Renshaw Capital Group, Inc:

We consent to the incorporation by reference in this Registration Statement on Form S-8 (the “Registration Statement”) of Rodman & Renshaw Capital Group, Inc. and subsidiaries (the “Company”) of our reports dated March 16, 2010, with respect to the consolidated statements of financial condition of the Company as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income, and cash flows for the years then ended, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of the Company, and to the reference to our Firm as experts in the Registration Statement.

KPMG LLP

New York, New York
August 13, 2010